## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C-AR: Offering Statement

☐ Form C-AR-U: Progress Update

☐ Form C-AR/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

X Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-AR-TR: Termination of Reporting

*Name of issuer*

Surya Spa, Inc

*Legal status of issuer*

Corporation

*Jurisdiction of Incorporation/Organization*

Delaware

*Date of organization*

January 09, 2017

*Physical address of issuer:*

*700 Wilshire Blvd, Santa Monica, CA 90401*

*Website of issuer*

suryaspa.com

*Current number of employees*

30

| | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| **Total Assets** | $222,892 | $389,569 |
| **Cash** | $17,318 | $261,659 |
| **Accounts Receivable** | $18,725 | $9,731 |
| **Short-term Debt** | $539,106 | $224,779 |
| **Long-term Debt** | $2,969,564 | $1,989,890 |
| **Revenues/Sales** | $584,260 | $1,276,151 |
| **Cost of Goods Sold** | $(229,427) | $(224,457) |
| **Tax Paid** | $(1,768) | $(4,063)* |
| **Net Income** | $(1,054,931) | $(928,674) |

*In 2019, the Company incurred an additional sales tax expense of $22,578 for tax collections the Company did not account for or remit in the previous year.

## SIGNATURE

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SURYA SPA, INC.
(Issuer)


/s/ ROGER SOFFER, Chief Executive Officer
By: Roger Soffer
(Signature and Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ( § 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ ROGER SOFFER
(Signature)

Roger Soffer
(Name)

Chief Executive Officer, Principal Financial Officer, Director
(Title)

April 29, 2021
(Date)

/s/ MARTHA SOFFER
(Signature)

Martha Soffer
(Name)

Director
(Title)

April 29, 2021
(Date)

*Instructions.*

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# FORM C-AR

## Surya Spa, Inc



No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.).

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.
This annual report may be found on the Company's website at suryaspa.com. The

Company must continue to comply with the ongoing annual report reporting

requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

The date of this Form C-AR is April 29, 2021.

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# TABLE OF CONTENTS

# ABOUT THIS FORM C-AR

The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. See, section entitled, "RISK FACTORS," including, - Risks Related to the Company's Business and Industry -"-- *We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful*" and "-- *As an early-stage company, we have not achieved profitability, and the amount of capital the Company is attempting to raise in this Offering is not enough to realize the Company's plans to scale and we will be required to raise more capital.*" Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

*You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

## The Company

Surya Spa, Inc is a Ayurvedic product and wellness company, incorporated in Delaware as a C corporation on January 09, 2017.

The Company is located at 700 Wilshire Blvd, Santa Monica, CA

90401. The Company's website is suryaspa.com.

The Company conducts business in Los Angeles and sells products and services through the internet throughout the United States and internationally.

## RISK FACTORS

*In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to the Covid-19 pandemic, economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

### Risks Related to the Company's Business and Industry

***We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful.***

Though we existed as a boutique Spa for nearly two decades servicing high-end and celebrity clients from our home in Los Angeles, we began operating our Spa in the Santa Monic Proper hotel in Santa Monica for the first time in April, 2021. In addition, although we began expanding our health and wellness product R&D and operations in 2017, including engaging high-end design firms and legal counsel to create and protect our newly developed intellectual property, we launched our first branded products and eComm based web in the fourth quarter of 2020. We only have pre-launch data, which makes it difficult to effectively assess our future prospects. There can be no assurance that our prior customers will continue to demand our spa services, that we will be successful in marketing our new products, that we will have the resources to fulfill order should we receive them, or that we will ever operate profitably. You should consider our business and prospects in light of the new and unforeseen challenges we will inevitably face, including the specific ones discussed in this section.

***Skin care and wellness is a competitive field, and our competitors include well capitalized multi-national companies and conglomerates. Accordingly, even in our particular niche of "natural" and "Ayurveda," we may not take the majority of the market.***

Ayurveda is trending, and while that's advantageous, it's trending because awareness and competition are growing. Skin care conglomerates are including more natural brands in their portfolios, and Ayurveda is on many companies' radar. If a conglomerate invests in and/or develops a competing Ayurvedic brand, such an acquisition or development will greatly disadvantage our ability to dominate market share. Many of these conglomerates are multi-national companies with substantial resources to compete with us.

***We rely on third parties to provide services, and notably a diverse supply chain of ingredients for our products, essential to the success of our business.***

We intend to rely on third parties to provide a variety of essential business functions, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, distribution, and crucially, to make available the herbal and oil ingredients necessary for the production of our products. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in one of our partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

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***The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.***

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in production, sales, marketing, distribution, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

***As an early-stage Company, the Company may implement new lines of business, creating additional risks and uncertainties.***

This may be particularly true in our niche of Ayurveda, where the market is not fully developed, and in many cases, being introduced to different segments in the West. In developing and marketing new lines of businesses, including new products such as, for example, Ayurvedic herbal masks and Ayurvedically-oriented foods, and services such as, for example, Surya's online educational platform or additional Spa locations, the Company may invest significant time and resources. Timetables for the introduction and development of new lines of business, products, or services may not be achieved, supply chain issues may cause delays, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products or services in response to industry trends, or those new products or services may not achieve market acceptance. As a result, the Company could lose business, could be forced to price products and services on less advantageous terms, or be subject to cost increases. In the worst case, any new line of business or product might fail abjectly. As a result of that, or any related loss, the Company's business, financial condition, or results of operations may be adversely affected.

***We may face technological challenges.***

We may find that our technology is adversely impacted by changes in, for example, operating systems and hardware. With respect especially to our online education offerings, such technological challenges could prevent us from functioning with the necessary features and capabilities to attract users. This would thwart our ability to take this portion of the business global and monetize it worldwide.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company is conducting this equity crowdfunding offering pursuant to Regulation CF promulgated under the Securities Act of 1933. As such, it is a securities offering exempt from the registration provisions of such Act, which means that the Securities and Exchange Commission staff will not review this offering. Similarly, the Company will be exempt from the registration provisions of the Securities Exchange Act of 1934, and, accordingly, will not be subject to the periodic reporting and other regulations applicable to public SEC reporting companies. For example, the Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***As an early-stage company, we have not achieved profitability, and the amount of capital the Company is attempting to raise in this Offering is not enough to realize the Company's plans to scale and we will be required to raise more capital.***

In the fiscal years 2020 and 2019, we incurred losses of $(1,054,931) and $(928,674), respectively, and our shareholders' deficit was $(2,655,706) and $(1,600,775), respectively. Our current assets are limited, and we will incur substantial working capital demands throughout 2021 as a result of commencing operations at operations at our new spa at the Santa Monica Proper hotel. In order to achieve the Company's initial goals, we assumed that we would raise substantially all of the $1,070,000 offered in our equity crowdfunding offering conducted on the Republic Regulation CF portal. Instead, we raised approximately $116,261. The Company will need to raise additional equity or debt to meet its current liquidity needs, as well as its plans to scale. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. Additionally, securing additional investors could require pricing our equity below its current price. If so, previous investments could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, previous investors' ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital,

then it is possible that we will choose to decrease or cease our sales activity. In the later case, the only asset remaining to generate a return on your investment could be our intellectual property.  See, the section entitled, "FINANCIAL INFORMATION" below.

***California and Los Angeles County could impose 'stay-at-home' orders if the Covid infection rates climb, which will adversely affect our liquidity, results of operation and financial position, if the restrictions are not lifted within a reasonable time.***

State and local stay- at-home orders, similar to those issue 2020, if enacted again in response to increasing Covid infection rates may significantly limit or prevent us from conducting spa operations, as well as affect other aspects of businesses such as ours that rely on supply chains that may be interrupted by such state and local orders. Despite these limitations on our ability to generate revenue from our spa operations, we will continue to incur liabilities related to our spa business, including liabilities related to our leasehold obligations.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in eCommerce, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and customers. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

### Prior Offerings of Securities

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts. If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future. See, Notes to Financial Statements.

### Risks Related to the Offering

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

***Neither the Equity Crowdfunding Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon the offer and sale of securities in the Company equity crowdfunding offering on the Republic Reg CF portal. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide.

***The Company's management has broad discretion in how the Company uses the net proceeds of the Equity Crowdfunding Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Equity Crowdfunding Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

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***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with nosecondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company. While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be

fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

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# BUSINESS

## Description of the Business

Surya Spa, positioned as the leader of modern Ayurveda, is a wellness and lifestyle brand focusing on luxury and natural Ayurvedic skin-care, products, and services, with locations upcoming at Kelly Wearstler's Proper Hotels. Products are being readied for a Q4 2020 national and eventual international launch.

## Business Plan

The Company will earn revenue from distributing luxury and natural Ayurvedic skin-care products and associated Ayurvedic life-style products to B2C via e-commerce, and B2B directly, and via distributors, to retail outlets such as the high-end Erehwon chain of stores, and hotels such as Proper Hotel in Santa Monica. The Company additionally operates a well-publicized Spa with celebrity clientele, and the spa serves as a brand anchor for the Health & Beauty portion of the business. Finally, the Company is launching robust e-learning offerings, both nationally and internationally, in the field of self-care and Ayurveda, which also serves as a marketing platform for additional sales.

## The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Balancing Collagen Cream (& Other Wellness Cosmetics) | A 100% natural Ayurvedic face cream. | DTC, soon to expand. Many other cosmetic SKUs, such as Face Oil, a line of Body & Massage Oils, a line of Lip Therapy, a line of Bath Soaks, etc. |
| Ayurvedic Wellness Services | In addition to one day spa treatments, guests often come for 3-28 day wellness packages, that last 4 hours per day with two therapists working on each guest in synchrony, with oils that have been herbalized and cooked all night, every night. | For services, clients are mostly Los Angeles-based, but guests travel from all over the world -- Greece, the UK, South America, Russia, Jakarta, etc. Clients include the top celebrities in Hollywood, including Julia Roberts, Matt Damon, Emma Stone, Rick Rubin, Usher, Beck, Dakota Johnson, Ben Affleck, Angelica Houston, Maria Sharapova, Miranda Kerr, Owen Wilson, Orlando Bloom, Kourtney Kardashian, Katy Perry, Gwyneth Paltrow, etc. |

| Surya Spa Bread (& Other Lifestyle/Ayurvedic Food Offerings, Including Premium Teas) | A delicious, grain-free, paleo almond- flour bread, in varieties such as Gingered Peach & Turmeric | DTC plus currently in Proper Hotels, and all Erehwon outlets. Soon to expand. |
|---|---|---|

### Competition

Within the niche of beauty products that combine the high price point of luxury and the chemical-free quality of natural products, the competition is limited. Within the subset of Ayurvedic luxury and natural beauty product, the competition is even slimmer. On the other hand, the larger skin-care market itself in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers 'private-label brands. Product quality, performance, value and packaging are also important differentiating factors. See, Risk Factors - *Skin care and wellness is a competitive field, and our competitors include well capitalized multi-national companies and conglomerates. Accordingly, even in our particular niche of "natural" and "Ayurveda," we may not take the majority of the market.*

### Customer Base

The company has over 17,000 followers on Instagram, 10,000 in a mailing list, and an active base of a few thousand regular customers. 80% are women between 28-45, and are wellness-focused. For services and products, the Company's clients include the top celebrities in Hollywood.

### Supply Chain

The Company's bottles come from Miron Glass, the printing of those bottles is done at Monvera in San Fransisco, and secondary box packaging, where used, is produced at Bay Cities in Los Angeles. Surya Bread is baked in Orange County, by Surya's co-packer, BiteMe Kitchens. The ingredients in Surya's products are procured from a bench of vendors that includes Banyan Botanicals, Starwest, Herbs Forever and Young Living.

### Intellectual Property

| TRADEMARK | APPLN. | APPLN. DATE | REG. NO. | REGISTRATION DATE |
|---|---|---|---|---|
| SURYA SPA | 86/897,935 | February 4, 2016 | 5,288,638 | Sept 19, 2017 |
| SURYA (stylized) | 90/192,031 | September 18, 2020 | * | * |
| AYURVEDA FOR MODERN LIFE | 88/484,309 | June 21, 2019 | * | * |
| THE LEADERS OF MODERN AYURVEDA | 88/484,372 | June 21, 2019 | * | * |
| FOOD FOR THE JOURNEY | 88/484,386 | June 21, 2019 | * | * |
| SURYA DOSHA YOGA | 88/522,589 | July 18, 2019 | 6,143,222 | September 1, 2020 |

13129684.3

12740764.3

| AYURVEDA FOR MODERN LIFE | 88/978,349 | June 21, 2019 | 6,149,693 | September 8, 2020 |

* Pending.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

None.

# DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Roger Soffer | CEO | CEO. Scaling the Company and pointing towards profitability, and achieving profitability. | UCLA, BA |
| Martha Soffer | Founder | President. Formulations, Service IPs, face of the brand. | College degree in Colombia, graduate work in MIU, Iowa, various certifications as required by California. |

## Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has 30 employees.

# CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

*Outstanding Capital Stock*

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Authorized** | 10,000,000 |
| **Amount Outstanding** | 4,550,000 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 100% |

At the closing of this Offering, assuming only the Target Offering Amount is sold, 4,550,000 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding.

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

| Type | SAFE |
|---|---|
| **Amount Outstanding Face Value** | $1,496,778 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | N/A |
| **Material Terms** | * |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | * |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | * |

*See, Financial Information – Previous Offerings of Securities

### *Outstanding Debt*

As of the date of this Form C-AR, the Company has the following debt outstanding:

| Type | Convertible Promissory Note |
|---|---|
| **Principal Amount Outstanding** | $200,000 |
| **Interest Rate and Amortization Schedule** | 5% per annum |
| **Description of Collateral** | N/A |
| **Other Material Terms** | * |
| **Maturity Date** | October 1, 2020 UPDATE |

*See, Financial Information – Previous Offerings of Securities

| Type | Amended and Restated Note |
|---|---|
| **Principal Amount Outstanding** | $498,000 |
| **Interest Rate and Amortization Schedule** | 6% per annum from 02/22/20 to 03/13/20; and 8% per annum from 03/13/20 to 12/31/23. |
| **Description of Collateral** | N/A |
| **Other Material Terms** | * |
| **Maturity Date** | December 31, 2023 |

*See, Financial Information – Previous Offerings of Securities

| Type | Promissory Note |
|---|---|
| **Principal Amount Outstanding** | $412,000 |
| **Interest Rate and Amortization Schedule** | 10% per annum from 04/01/21 to 04/01/31. |
| **Description of Collateral** | N/A |
| **Other Material Terms** | * |
| **Maturity Date** | April 1, 2031 |

*See, Financial Information – Previous Offerings of Securities

| Type | Promissory Note (Payroll Protection Program) |
|---|---|
| **Principal Amount For Forgiveness Review** | $189,092 |
| **Description of Collateral** | N/A |
| **Other Material Terms** | * |
| **Maturity Date** | December 31, 2023 |

*See, Financial Information – Previous Offerings of Securities

## Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership* |
|---|---|---|
| Martha Soffer | 2,300,000 | 46% |
| Roger Soffer | 1,700,000 | 34% |
| Orthogonal Thinker** | 550,000 | 11% |

*Includes 450,000 shares reserved for the Company's 2017 Equity Incentive Plan, under which no securities have yet been issued.

**Beneficially owned by David Nikzad.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.**

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

## Overview

Surya Spa, Inc. (the "Company") was incorporated under the laws of the State of Delaware on January 9, 2017. Our revenues to date are primarily from our spa operations, which we operated from our home, and limited product sales, consisting primarily of Ayurvedic bread. We are an early-stage company without an operating history upon which to base an evaluation of our new expanded business model that includes commencing in the first quarter of 2021 new spa facilities in the new Santa Monica Proper hotel. In addition, we have designed the products described in this Offering Statement and on our website, but with the exception of our Surya bread, we have not yet begun manufacture or distribution of the new products.

Our lack of operating history may limit our ability to successfully meet our objectives and make it difficult for potential investors to evaluate our business or prospective operations. We have not generated any revenues under our new expanded business model, and we have not been profitable since inception and may never become profitable. Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. Our net losses for the fiscal year ended December 31, 2019, were $928,674 as compared to $380,749 for fiscal year end December 31, 2018. As of December 31, 2019, the Company had an accumulated deficit of $1,600,320. The Company does not currently generate any cash on its own. We have funded operations with loans from investors and capital raised from the issuance of Simple Agreement for Future Equity (SAFE). These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

## Operations

Though we existed as a Spa for nearly two decades, we began expanding our product R&D and operations in 2017, and are now launching our first branded products and eComm based web in Q4 2020. We only have pre-launch data, which makes it difficult to effectively assess our future prospects. There can be no assurance that we will ever operate profitably. You should consider our business and prospects in light of the new and unforeseen challenges we will inevitably face, including the specific ones discussed in this section.

Our sales from service and product sales for the fiscal year ended December 31, 2020, were $186,041 and $398,219, respectively, compared to service and product sales for the fiscal year ended December 31, 2019, of $1,018,256 and $257,895, respectively. Our decline in service revenue was attributable to the Covid shut-down ordinances. Our net losses for the fiscal year ended December 31, 2020, were $(1,042,619) compared to $(928,674) for the fiscal year ended December 31, 2019. As a result of the foregoing, as of December 31, 2020, we had an accumulated deficit of $2,703,872.

## Cash and Cash Equivalents

Description of cash and cash equivalents from the financial statements.

As of December 30, 2020, cash on hand was $17,318.

## Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Equity Crowdfunding Offering, SAFE and Convertible Notes described herein. Consequently, the Company will need to raise additional equity or debt to finance its current operating expenses.

On August 22, 2018, the Company entered into a Simple Agreement for Future Equity (the "SAFE") with an investor (the "Investor") for an investment amount of $800,000, and issued to the Investor a convertible promissory note (the "2018 Note") to memorialize a loan in the principal amount of $200,000.

The 2018 Note provides for interest on the $200,000 principal amount at an annual interest rate of 5% per annum, with a maturity date of October 1, 2020, monthly installments of interest only of $833.33 for 24 months, beginning on October 1, 2018, and, if the Company has not raised at least $5,000,000 in an equity financing by issuing Series A Preferred Stock (the "Qualified Financing") on or before September 1, 2020 (which it did not), then the outstanding principal balance and any unpaid accrued interest shall be paid in equal monthly installments over 24-months, such that the entire debt plus interest is repaid by September 1, 2022.

The 2018 Note provided the holder with a right to convert the note into a qualified financing, defined as a sale by the Company of Series A Preferred Stock in an equity financing resulting in gross proceeds to the Company of at least $5,000,000, on or before September 1, 2020. However, the Company did not conduct a qualified financing, as defined by the Note.

The Company and the Investor have an agreement in principal to renegotiate the repayment provision of the 2018 Note, such that interest only through March 2021, subsequently extended to June 2021, and the parties will renegotiate the principal payments at that time.

In September, 2019, the Investor and the Company entered into a Rescission and Mutual Release Agreement as to
$50,000 of the $800,000 investment whereby the Company rescinded $50,000 of the $800,000 investment. The Rescission and Mutual Release Agreement provides that it does not compromise or settle any claim the Investor may have with respect to the remaining $750,000 agreement. Since entering into the Rescission and Release Agreement, the parties have discussed converting the investor's SAFE agreement into a promissory note. However, no further agreement has been reached between the parties. There can be no assurance that the investor will not again assert a claim against the Company in an effort to recover the remaining $750,000 investment.

On February 22, 2020, the Company accepted a short-term bridge loan of $508,000 with a maturity date of March 14, 2020 from a third-party unrelated to the Investor (the "Bridge Lender"). The Company, and Roger and Martha Soffer, jointly and severally, executed a convertible promissory note with the Bridge Lender in the principal amount of $508,000 in anticipation of the Bridge Lender investing $3,000,000 in consideration for 30% of the Company's capital stock. The Bridge Lender failed to make the anticipated equity investment and demanded repayment of the loan.

On January 15, 2021, the Company, Roger Soffer, and Martha Soffer, issued to the Bridge Lender a promissory note in the principal amount of $508,000 at an interest rate of 8% per annum (the "2021 Note"). To date the Company has paid interest of approximately $44,453. On April 30, 2021, an interest payment of $3,386 is due and payable. Beginning on May 31, 2021, the repayment obligation under the 2021 Note consists of 32 monthly payments of $17,681, which represents outstanding principal and interest.

There is debt of approximately $73,702 remaining on an Am Ex Merchant Loan, fee based, no interest, with installment payments due of approximately $3,200 per month. There is outstanding debt of approximately $125,000 on a Chase credit card, which is revolving debt at an annual rate of 18%. There is outstanding debt of $49,250 on a Wells Fargo credit line at an annual rate of 9%.

In 2020, the Company received a $10,858 loan from Roger Soffer, a member of the Company's management team. The loan bears no interest or repayment structure.

In 2019, the Company issued a promissory note ("the Note") in exchange for $150,000. The Notes bears an interest rate of 5.5% per annum and a term of one year. The Company will make daily payments of $633 until paid in full. Subsequent to the period, the maturity date was amended to 2023 and daily payments were reduced to $110.

In 2019, the Company received a line of credit with a limit of $76,500. The line of credit bears an interest rate of 9.75%.

**Capital Expenditures and Other Obligations**

*Santa Monica Proper Hotel Lease*

As of October 1, 2018, the Company entered into a ten-year lease for the Company's spa covering 3,127 square feet in the Santa Monica Proper hotel (the "Lease"). The Lease includes two options to extend the term for a period of five years each. The Lease provides for a monthly fixed rent ("Fixed Rent") and an annual percentage rent ("Percentage Rent"), which is a percentage of the Company's gross revenue derived from the hotel spa. In addition, the Company is responsible to pay 20% of the final completion cost of the spa-build out.

As of August 2, 2019, the Company and the landlord entered into a First Amendment to the Lease, pursuant to which the Company and Landlord agreed to allocate to the Company $150,000 of construction cost overages of
$559,749. The parties also agreed that the Company's monthly Fixed Rent would be $13,417 (originally $10,000) in the first year, with annual adjusts eventually to $20,135 (originally $16,718) in the tenth year,

subject to the monthly rent abatement described below.

After the First Amendment to the Lease, the Company was unable to timely fund a portion of its contribution to the Spa build-out. Consequently, in a Second Amendment to the Lease, effective as of September 17, 2020, the Landlord agreed to fund the shortfall, evidenced by a note bearing interest at 10% per annum and maturing ten years from the Commencement Date. Payments of principal and interest in the amount of $50,000 are due annually. In addition, the Company must make a payment of principal and interest in an amount equal to the positive net income, if any, generated by the Spa operations. As of the date of the Second Amendment, the Company's Spa build-out contribution was $632,000, of which the Company had paid $220,000 as of the date of the Second Amendment. Thus the shortfall that the Landlord agreed to fund in the form of the loan is $412,000, secured by all trade fixtures, signs and other personal property of the Company. The loan bears interest at 10% per year and matures in ten years or upon expiration of the Lease, whichever is sooner.

The Second Amendment also increases the Percentage Rent. Under the Lease the Percentage Rent is (i) (A) 5% of each dollar of Gross Sales for a given Lease Year less than or equal to $3,000,000, plus (B) 4% of each dollar of Gross Sales for a given Lease Year in excess of $3,000,000 but less than or equal to $4,000,000, if applicable, plus (C) 3% of each dollar of Gross Sales for a given Lease Year in excess of $4,000,000, if applicable, minus (ii) Annual Fixed Rent actually paid by the Company in the applicable Lease Year. The Second Amendment provides that the Percentage Rent shall be 7% of the Company's Gross Sales during period commencing with the 13$^{th}$ full month of the Term and ending on the earlier of (i) the end of the 24$^{th}$ month of the Term and (ii) the date when the total Percentage Rent payable equals the Second Deferral Amount, at which time the Percentage Rent reverts to being calculated as originally set forth in the Lease.

The Second Amendment provides that the monthly Fixed Rent will be abated by $5,000 per month during the first 12 months of the term and abated by $7,209 per month during the 13$^{th}$ through 24$^{th}$ month of the term. The rent deferral amount will be forgiven at the expiration of the Lease provided there has been no Event of Default during the term, in which case the rent deferral amount, late charges, and interest at the rate of 10% per annum, will be due. The Company's rental obligations begin two weeks following receipt of a certificate of occupancy for the spa. The Company anticipates that it will receive such certificate in January 2021.

*PPP Loan*

On May 1, 2020, we entered into a Small Business Administration ("SBA") loan under the Paycheck Protection Program ("PPP") in the amount of $189,092 with Chase Bank, a member of the Federal Deposit Insurance Corporation. The loan will mature 2 years from the date it was issued and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs.

The Company has not yet been granted forgiveness of this amount, and the forgiveness will not granted until a final determination is made that the Company utilized the funds in accordance with defined loan forgiveness guidance issued by the government. No payments on this loan are due for 6 months from the issuance date. Thereafter, the loan balance must be repaid within 18 months, in monthly installments. As of the date of this Offering Circular, the entire balance of the $189,092 note is remaining.

**Valuation**

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

**Previous Offerings of Securities**

*SAFEs*

As of December 31, 2019, the Company has raised $1,426,778 through the issuance of Simple Agreements for Future Equity (SAFEs). In October 2020, the Company raised an additional $70,000 through the issuance of one additional SAFE.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock when the Company conducts an offering of its preferred stock at a fixed pre-money valuation. The conversion price per share will be equal to the lesser of: (1) the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(2) the Valuation Cap (see table below for applicable Discount Rate and Valuation Cap), divided by the number of shares and potential shares of Common Stock, on a fully diluted basis (assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, and Common Stock

reserved for future grant under any equity incentive plan, but excluding SAFEs, and convertible promissory notes) outstanding immediately prior to the preferred stock financing.

While the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control transaction.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

There has not been any priced round of preferred stock financing that would trigger a conversion of the SAFEs.

*Convertible Notes*

On August 22, 2018, the Company entered into a Simple Agreement for Future Equity (the "SAFE") with an investor (the "Investor") for an investment amount of $800,000, and issued to the Investor a convertible promissory note (the "2018 Note") to memorialize a loan in the principal amount of $200,000. See discussion regarding the promissory note in the "Liquidity and Capital Resources" section above.

On February 22, 2020, the Company accepted a short-term bridge loan of $508,000 with a maturity date of March 14, 2020. See discussion regarding the bridge loan in the "Liquidity and Capital Resources" section above.

On September 17, 2020, the Company entered into a promissory note with its landlord at the Santa Monica Proper hotel. See discussion regarding the promissory note in the "Capital Expenditures and Other Obligations" section above.

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|
| Crowd SAFE $15M Valuation Cap/20% Discount | $116,261 | Working Capital | December, 2020, through April 29, 2021 | Section 4(a)(6) / Regulation CF |
| SAFE $5M Valuation Cap/20% Discount | $8,888.88 | Working Capital | September 1, 2017 | Section 4(a)(2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $30,000.00 | Working Capital | November 4, 2017 | Section 4(a)(2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $60,000.00 | Working Capital | November 6, 2017 | Section 4(a)(2) / Regulation D Rule |

| | | | | |
|---|---|---|---|---|
| SAFE $5M Valuation Cap/20% Discount | $100,000.00 | Working Capital | November 14, 2017 | Section 4(a)(2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $25,000.00 | Working Capital | November 21, 2017 | Section 4(a)(2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $9,000.00 | Working Capital | December 28, 2017 | Section 4(a)(2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $8,888.88 | Working Capital | February 14, 2018 | Section 4(a)(2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $25,000.00 | Working Capital | April 17, 2018 | Section 4(a)(2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $800,000.00 | Working Capital | August 22, 2018 | Section 4(a)(2) / Regulation D Rule |

| | | | | |
|---|---|---|---|---|
| SAFE $5M Valuation Cap/20% Discount | $50,000.00 | Working Capital | September 27, 2018 | Section 4(a) (2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $200,000.00 | Working Capital | January 30, 2019 | Section 4(a) (2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $110,000.00 | Working Capital | April 16, 2019 | Section 4(a) (2) / Regulation D Rule |
| SAFE $15M Valuation Cap/20% Discount | $50,000.00 | Working Capital | June 28, 2019 | Section 4(a) (2) / Regulation D Rule |
| SAFE $5M Valuation Cap/20% Discount | $70,000.00 | Working Capital | October 21, 2020 | Section 4(a) (2) / Regulation D Rule |
| Convertible Promissory Note | $200,000 | Working Capital | August 22, 2020 | Section 4(a) (2) / Regulation D Rule |
| Convertible Promissory Note | $508,000 | Working Capital | February 22, 2020 | Section 4(a) (2) / Regulation D Rule |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: to date, the Company has operated its spa operations from its home. The Company pays a fair market value rent to Roger and Martha Soffer.

## SECURITIES

### *Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

### *CROWD SAFEs*

### *Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

### *Dividends*

The Securities do not entitle Investors to any dividends.

### *Conversion*

Upon each future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an **"Equity Financing"**), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

#### Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the **"Purchase Amount"**) by (a) or (b) immediately below (the **"Conversion Price"):** (a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities   (collectively, **"Safes"**), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible   promissory notes or Safes; OR (b) the price per share of the securities sold in such Equity Financing multiplied by 80%. Such Conversion Price shall be deemed the **"First Equity Financing Price"**.

#### Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

#### Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the **"IPO"**) or a Change of Control (as defined below) of the Company (either of these events, a **"Liquidity Event"**) prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the **"Cash Out Option"**) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds   to pay the Investors and the holders of other Safes (collectively, the **"Cash-Out Investors"**) in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

**Pro-Rata Rights of Major Investors**

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

**Termination**

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

**Voting and Control**

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**Stock, Warrants and Other Compensation**

As partial compensation, the Crowdfunding Intermediary received securities equal to 2% of the total number of securities sold in the offering.

**SAFE NOTES**

During the year ended December 31, 2019 and 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020, the Company had $1,496,778 of SAFE obligations outstanding, with a valuation caps ranging from $5,000,000 to $15,000,000.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the
forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with
prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well- informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**EXHIBIT A TO**
**FORM C-AR**

***UNAUDITED FINANCIAL STATEMENTS***

I, Roger Soffer, certify that the financial statements of Surya Spa, Inc., a Delaware corporation, included in this Form are true and complete in all material respects.

/s/ ROGER SOFFER
Roger Soffer
Chief Executive Officer
Surya Spa, Inc.

12740764.3

13129684.3

**SURYA SPA, INC.**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | |
|---|---|
| **Operating Income** | |
| Service Sales | 186,041 |
| Product Sales | 398,219 |
| Cost of Goods Sold | 229,427 |
| **Gross Profit** | 354,833 |
| | |
| **Opeating Expense** | |
| Salaries & Wages | 688,584 |
| Professional & Legal | 297,203 |
| General & Administrative | 148,096 |
| Rent | 153,982 |
| Research & Development | 3,740 |
| Selling & Marketing | 54,037 |
| Depreciation | 2,645 |
| | 1,348,286 |
| | |
| **Net Income from Operations** | (993,453) |
| | |
| **Other Income (Expense)** | |
| Tax Expense | (1,768) |
| Interest Expense | (59,710) |
| | |
| **Net Income** | (1,054,931) |

**SURYA SPA, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

|  | **2020** |
|---|---:|
| **Cash Flows From Operating Activities** | |
| Net Income (Loss) For The Period | (1,054,931) |
| Change in Line of Credit | (13,600) |
| Change in Credit Card Payable | 70,453 |
| Change in Accounts Payable | 150,741 |
| Change in Sales Tax Payable | 12,081 |
| Depreciation | 2,645 |
| Change in Accounts Receivable | (8,994) |
| Change in Pre-Paid Expense | 19,260 |
| Change in Inventory | (146,030) |
| Change in Unearned Revenue | 94,652 |
| **Net Cash Flows From Operating Activities** | (873,722) |
| | |
| **Cash Flows From Investing Activities** | |
| Spa Build-Out | (160,000) |
| Purchase of Equipment | (3,073) |
| **Net Cash Flows From Investing Activities** | (163,073) |
| | |
| **Cash Flows From Financing Activities** | |
| Issuance of SAFE Notes | 70,000 |
| Payment of Promissory Note | (61,297) |
| Change in Related Party Loan | 10,858 |
| Issuance of Long Term Debt | 274,892 |
| Issuance of Convertible Promissory Note | 498,000 |
| **Net Cash Flows From Investing Activities** | 792,453 |
| | |
| **Cash at Beginning of Period** | 261,659 |
| **Net Increase (Decrease) In Cash** | (244,342) |
| **Cash at End of Period** | 17,318 |

**SURYA SPA, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2020**

————————

| | Common Stock | in Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| Balance at December 31, 2017 | $ 4,550,000 | $ 455 | $ (20,344) | $ (19,889) |
| Retained Earning Adjustment | | | (272,318) | (272,318) |
| Net Income | | | (380,749) | (380,749) |
| Balance at December 31, 2018 | $ 4,550,000 | $ 455 | $ (673,411) | $ (672,956) |
| Retained Earning Adjustment | | | 1,310 | 1,310 |
| Net Income | | | (928,674) | (928,674) |
| Balance at December 31, 2019 | $ 4,550,000 | $ 455 | $ (1,600,775) | $ (1,600,320) |
| Net Income | | | (1,054,931) | (1,054,931) |
| Balance at December 31, 2019 | $ 4,550,000 | $ 455 | (2,655,706) | $ (2,655,251) |

**SURYA SPA, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2020**

_____

<u>**2020**</u>

<u>**ASSETS**</u>

**CURRENT ASSETS**

| | |
|---|---:|
| Cash | 17,318 |
| Pre-Paid Expenses | 820 |
| Accounts Receivable | 18,725 |
| Inventory | 186,030 |
| TOTAL CURRENT ASSETS | 222,892 |

**NON-CURRENT ASSETS**

| | |
|---|---:|
| Buildings & Improvements | 572,000 |
| Furniture | 2,444 |
| Equipment | 8,005 |
| Accumulated Depreciation | (6,089) |
| Security Deposit | 54,166 |
| TOTAL NON-CURRENT ASSETS | 630,526 |
| TOTAL ASSETS | 853,419 |

**SURYA SPA, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2020**

_____

|  | **2020** |
|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | |
| | |
| **CURRENT LIABILITIES** | |
| Accounts Payable | 203,494 |
| Credit Card Payable | 167,766 |
| Line of Credit | 49,251 |
| Sales Tax Payable | 23,944 |
| Unearned Revenue | 94,652 |
| | |
| TOTAL CURRENT LIABILITIES | 539,106 |
| | |
| **NON-CURRENT LIABILITIES** | |
| PPP Loan | 189,092 |
| EIDL Loan | 85,800 |
| SAFE Notes | 1,496,778 |
| Promissory Note | 983,703 |
| Related Party Loan | 13,358 |
| Convertible Promissory Note | 200,833 |
| | |
| TOTAL LIABILITIES | 2,969,564 |
| | |
| **SHAREHOLDERS' EQUITY** | |
| Common Stock (10,000,000 shares authorized; 4,550,000 issued; $.0001 par value) | 455 |
| Retained Earnings (Deficit) | (2,655,706) |
| | |
| TOTAL SHAREHOLDERS' EQUITY | (2,655,706) |
| | |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 853,419 |

SURYA SPA, INC.
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Surya Spa, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a wellness spa that operates in Los Angeles, CA.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

## Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's lines of business include Ayurveda skin treatments, sales of beauty products and services offered at its spa.

## Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020, the Company has accrued a reserve of $0 for doubtful accounts.

## Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

## Inventory

The Company values inventory at the lower of cost or market. As of December 31, 2020, the values of this account are estimates as the Company did not perform a physical inventory.

## Sales Tax Expense

In 2020, the Company incurred a sales tax expense for tax collections the Company did not account for or remit in the previous year.

Leases

In 2018, the Company entered into a lease agreement for retail space under a non-cancellable operating lease agreement. The lease bears a term of ten years and a security deposit of $60,000. Future minimum rental payments amount to:

2021: $197,760
2022: $197,760
2023: $197,760
2024: $197,760
Thereafter: $593,280

The Company also occupies retail space on a month-to-month basis. The required monthly rent payments amount to $16,000.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years.

Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases.

Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE D- DEBT

In 2020, the Company issued a promissory note ("the Note") in exchange for $412,000, cost of financing of Surya Spa build-out at Proper Hotel. The Notes bears an interest rate of 10.0% per annum and a term of ten years. The Company will make annual interest and principal payments starting in 2022.

In 2020, the Company issued a promissory note ("the Note") in exchange for $498,000. The Notes bears an interest rate of 8.0% per annum and a term of four years. The Company will make monthly interest payments of $4,859 for twelve months. Subsequently the Company will make monthly interest and principal payments for thirty-six months.

In 2020, the Company received an Economic Injury Disaster Loan from Small Business Administration in the amount of $85,800. The loan bears an interest rate of 3.75% and a term of thirty years.

In 2020, the Company received a Paycheck Protection Program loan from Small Business Administration in the amount of $189.092. The loan bears an interest rate of 1.00% per annum and term of five years. PPP loan is fully forgivable upon meeting certain spending criteria.

During the year ended December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will

SURYA SPA, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be

paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020, the Company had $1,496,778 of SAFE obligations outstanding, with a valuation caps ranging from $5,000,000 to $15,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2020.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 10,000,000 $.0001 par value common shares.

The Company currently has one class of equity outstanding:

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

SURYA SPA, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Common Stock 4,550,000

NOTE F- EQUITY BASED COMPENSATION

In 2017, the Board of Directors adopted an equity incentive plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 450,000 shares of common stock may be issued pursuant to awards granted under the Plan. As of December 31, 2020, the Company has not issued any equity awards.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).


SURYA SPA, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of

high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 28, 2021, the date that the financial statements were available to be issued.